Exhibit 10(a)(iv)
NON-US EMPLOYEES
Long-Term Performance Program Award Agreement
(Fiscal Years 2009-2010)
<<DATE >>
Dear <<RECIPIENT NAME>>
H. J. Heinz Company is pleased to confirm that, effective as of <<DATE>>, you have been granted an award under the Long-Term Performance Program in accordance with the terms and conditions of the Second Amended and Restated H. J. Heinz Company Fiscal Year 2003 Stock Incentive Plan, as amended from time to time (the “Plan”). This award is also made under and pursuant to this letter agreement (“Agreement”), the terms and conditions of which shall govern and control in the event of a conflict with the terms and conditions of the Plan. For purposes of this Agreement, the “Company” shall refer to H. J. Heinz Company and its Subsidiaries. Unless otherwise defined in this Agreement, all capitalized terms used in this Agreement shall have the same defined meanings as in the Plan.
1.	Award. The target value of the award to you under this Agreement is equal to <<VALUE>> (the “Target Award Opportunity”). The maximum award opportunity for the Performance Period is equal to twice this amount (the “Maximum Award Opportunity”), subject to prorating pursuant to Paragraph 3 below. Your actual award will be paid as a percentage of your Target Award Opportunity, as determined pursuant to Paragraph 2 below (the “Award”). The “Performance Period” means the two consecutive fiscal year periods of Fiscal Year 2009 and Fiscal Year 2010 (May 1, 2008 through April 28, 2010).

2.	Performance Goals. The Award will be determined based upon the level of success the Company achieves during the Performance Period relative to the performance goals established by the Management Development and Compensation Committee of the Company’s Board of Directors (“MD&CC”) as set forth below:
(a)	Earnings Per Share (EPS) Funding Metric. The Maximum Award Opportunity, as determined by the MD&CC, will be available at the end of the Performance Period, if the Company meets or exceeds a two-year cumulative EPS threshold of $5.26 adjusted to eliminate the after-tax effects of any charges that may be excluded when determining Performance Measures under the Plan. The Award will then be determined subject to the ROIC metric and the TSR metric defined below, and the MD&CC’s discretion to adjust the Award below the Maximum Award Opportunity. If the target EPS goal is not achieved, the Award will not be paid.

(b)	After–Tax Return on Invested Capital (ROIC) Metric. Fifty percent (50%) of your Target Award Opportunity will be determined by the Company’s performance against the ROIC target metric established by the MD&CC (“ROIC Target”). For each fiscal year in the Performance

Period, a ROIC value will be calculated, as adjusted to eliminate the after-tax effects of any charges that may be excluded when determining Performance Measures under the Plan (“ROIC Value”). Each ROIC Value will consist of after-tax operating profit as defined by the Company divided by average invested capital. Average invested capital is defined as the five quarter average of net debt, as defined by the Company, plus total shareholder equity as set forth on the financial statements of the Company for the five most recent fiscal quarters. At the end of the Performance Period, the ROIC Values for each fiscal year in the Performance Period will be averaged (the “ROIC Average”) and the ROIC Average will be compared to the ROIC Target.

The payout percentage for the ROIC metric for the Performance Period is as follows:

	Percent of ROIC Target	Percent of Target Award
Performance	Achieved	Opportunity Earned (1)
Above Maximum	>120%	100%
Maximum	120%	100%
Target	100%	50%
Threshold	80%	12.5%
Below Threshold	<80%	0%

Note:	(1) Represents one half of the Target Award Opportunity
(c)	Total Shareholder Return (TSR) Metric. Fifty percent (50%) of your Target Award Opportunity will be determined by the Company’s two-year TSR growth rate (the “TSR Value”) compared to the two-year TSR growth rates of each of the companies in the TSR Peer Group other than the Company. The following companies comprise the TSR Peer Group: Archer Daniels Midland, Campbell Soup Company, ConAgra Foods Inc., Dean Foods Company, General Mills, Inc., H.J. Heinz Company, The Hershey Company, Kellogg Company, Kraft Foods Inc., McCormick & Company, Incorporated, Sara Lee Corporation, and Tyson Foods, Inc. (each a “TSR Peer Company”). Each of the TSR Peer Companies’ two-year TSR growth rates will be calculated by using the following values:
(i)	Starting Value. The average of each TSR Peer Company’s stock price for the 60 trading days prior to the first day of a Performance Period (the “Starting Value”); and

(ii)	Ending Value. The average of each TSR Peer Company’s stock price for the 60 trading days prior to and including the last day of a

Performance Period plus all dividends paid over the Performance Period (the “Ending Value”).

(iii)	TSR Value. Dividing the Ending Value by the Starting Value minus one and multiplied by 100 (the “TSR Value”).

(iv)	TSR Percentile Ranking. Arraying all of the TSR Peer Companies, including the Company, from lowest TSR Value, which is given a ranking of 1, to highest TSR Value, then dividing the Company’s ranking by the total number of TSR Peer Companies (the “TSR Percentile Ranking”).
The Company’s TSR Percentile Ranking will determine the percentage of the Target Award Opportunity earned as follows:

Percentage of Target Award
Company’s TSR Percentile Ranking	Opportunity Earned (1)
90% - 100%	100.0%
80% - 89.99%	87.5%
70% - 79.99%	75.0%
60% -69.99%	62.5%
50% - 59.99%	50.0%
40% - 49.99%	37.5%
30% - 39.99%	25.0%
20% -29.99%	12.5%
Less than 20%	0.0%

(1)	Represents one-half of the Target Award Opportunity.
3.	Payment of Performance Award. Unless the MD&CC offered a deferral election satisfying the requirements of Code Section 409A with respect to your Award, and you made such a deferral election, your Award, if earned, will be paid as soon as administratively practicable after the last day of the Performance Period, (but in no event later than March 15th of the calendar year following the calendar year in which occurs the last day of the Performance Period), subject to Paragraphs 4 and 5 below.
(a)	If your employment with the Company began after the commencement of the Performance Period, the actual amount of your Target Award Opportunity will be pro-rated based upon the number of months that you were employed by the Company (in an eligible position) during the Performance Period, except that if your employment begins during the last six months of the Performance Period, no Target Award Opportunity for that Performance Period will be granted.

(b)	The Award will be paid in cash; provided, however, that in the event that you are an executive covered by the Company’s Stock Ownership Guidelines and you have not yet attained the requisite level of stock ownership at the time payment would otherwise be made, 50% of your Award, after taxes, will be paid in the form of escrowed, vested restricted stock. At the end of the fiscal year in which you meet the Company’s Stock Ownership Guidelines, the restrictions will be lifted. At the time that the Stock Ownership Guidelines are no longer applicable because you terminate employment, the escrowed restricted stock will be distributed in Heinz common stock, subject, however, to the provisions of Section 13 and the six-month delay provisions of Internal Revenue Code Section 409A(a)(2)(B), if applicable.
4.	Termination of Employment. The termination of your employment with the Company will have the following effect on your Award:
(a)	Qualified Termination of Employment During First Year of Performance Period. In the event that your employment with the Company ends during the first fiscal year of the Performance Period as a result of your Death, Disability, Retirement, or Involuntary Termination without Cause, your Award will automatically be pro-rated and paid (in accordance with Paragraph 3 above) at the end of the Performance Period as determined in accordance with Paragraph 2 above.

(b)	Qualified Termination of Employment During Second Year of Performance Period. In the event that your employment with the Company ends during the second year of the Performance Period as the result of your Death, Disability, Retirement, or Involuntary Termination without Cause, you will receive your Award (in accordance with Paragraph 3 above) at the end of the Performance Period as determined in accordance with Paragraph 2 above.

(c)	Other Termination. In the event your employment with the Company ends as the result of any reason other than as set forth in subparagraph 4(a) or (b) above, including without limitation any voluntary termination of employment or an Involuntary Termination for Cause, your Award will automatically be forfeited.

(d)	Change in Control. In the event of a Change in Control (as defined in Treas. Reg. §1.409A-3(i)(5)) during the Performance Period, payment of this Performance Award will be immediately accelerated. The amount of the Performance Award will be prorated as of the date the Change in Control becomes effective, and shall be determined based upon verifiable Company performance as of such date.
5.	Non-Solicitation/Confidential Information. In partial consideration for the Award granted to you hereunder, you agree that you shall not, during the term of your employment by the Company and for 12 months after termination of your employment, regardless of the reason for the termination, either directly or indirectly, solicit, take away or attempt to solicit or take away any other employee of the Company, either for your own purpose or for any other person or entity. You further agree that you shall not, during the term of your employment by the Company or at any time thereafter, use or disclose the Confidential Information (as defined below) except as directed by, and in furtherance of the business purposes of, the Company. You acknowledge that the breach or threatened breach of this Paragraph will result in irreparable injury to the Company for which there is no adequate remedy at law because, among other things, it is not readily susceptible of proof as to the monetary damages that would result to the Company. You consent to the issuance of any restraining order or preliminary restraining order or injunction with respect to any conduct by you that is directly or indirectly a breach or threatened breach of this Paragraph.

“Confidential Information” as used herein shall mean technical or business information not readily available to the public or generally known in the trade, including but not limited to inventions; ideas; improvements; discoveries; developments; formulations; ingredients; recipes; specifications; designs; standards; financial data; sales, marketing and distribution plans, techniques and strategies; customer and supplier information; equipment; mechanisms; manufacturing plans; processing and packaging techniques; trade secrets and other confidential information, knowledge, data and know-how of the Company, whether or not they originated with you, or represent information which the Company received from third parties under an obligation of confidentiality.

6.	Impact on Benefits. The Award, if earned, will not be included as compensation under any of the Company’s retirement and other benefit plans, including but not limited to the H.J. Heinz Company Supplemental Executive Retirement Plan, the H.J. Heinz Company Employees Retirement and Savings Excess Plan and/or any other plan of the Company.

7.	Tax Withholding. When your Award is paid, the Company will withhold the amount of money payable for the federal, state, local, and/or foreign income and/or employment taxes required to be collected or withheld with respect to the payment.

8.	Non-Transferability. Your Award may not be sold, transferred, pledged, assigned or otherwise encumbered except by will or the laws of descent and distribution.

9.	No Contract of Employment. You acknowledge and agree that nothing in this Agreement or the Plan shall confer upon you any right with respect to future awards or continuation of your employment, nor shall it constitute an employment agreement or an assurance of employment through the Performance Period.

10.	Collection and Use of Personal Data. You consent to the collection, use, and processing of personal data (including name, home address and telephone number, identification number) by the Company or a third party engaged by the Company for the purpose of implementing, administering and managing the Plan and any other stock option or stock or long-term incentive plans of the Company (the “Plans”). You further consent to the release of personal data to such a third party administrator, which, at the option of the Company, may be designated as the exclusive broker in connection with the Plans. You hereby waive any data privacy rights with respect to such data to the extent that receipt, possession, use, retention, or transfer of the data is authorized hereunder.

11.	Future Awards. The Plan is discretionary in nature and the Company may modify, cancel or terminate it at any time without prior notice in accordance with the terms of the Plan. While Awards or other awards may be granted under the Plan on one or more occasions or even on a regular schedule, each grant is a one time event, is not an entitlement to an award of cash or stock in the future, and does not create any contractual or other right to receive an Award or other compensation or benefits in the future.

12.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to its choice of law provisions.

13.	Code Section 409A. Unless a deferral election satisfying the requirements of Code Section 409A is offered with respect to the Award, it is intended that this Award shall not constitute a “deferral of compensation” within the meaning of Section 409A of the Code and, as a result, shall not be subject to the requirements of Section 409A of the Code. The Plan, and this Award Agreement, are to be interpreted in a manner consistent with this intention. Notwithstanding any other provision in the Plan, a new award may not be issued if such award would be subject to Section 409A of the Code at the time of grant, and the existing Award may not be modified in a manner that would cause such Award to become subject to Section 409A of the Code at the time of such modification.
This Award is subject to your signing both copies of this Agreement and returning one signed and dated copy to the Company.

H. J. HEINZ COMPANY
By:

Accepted:

Date: